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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

ArcSight, Inc.
(Name of Subject Company)

ArcSight, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)

039666102
(CUSIP Number of Class of Securities)

Thomas J. Reilly
President and Chief Executive Officer
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David A. Bell, Esq.	Trâm T. Phi, Esq.
Michael A. Brown, Esq.	Vice President and General Counsel
Shulamite R. Shen, Esq.	ArcSight, Inc.
Aaron Hou, Esq.	5 Results Way
Fenwick & West LLP	Cupertino, California 95014
801 California Street
Mountain View, California 94041

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on September 22, 2010, as amended by that certain Amendment No. 1 filed with the SEC on October 6, 2010 (as may be further amended or supplemented from time to time, the "Schedule 14D-9") by ArcSight, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the tender offer by Priam Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned, direct or indirect, subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"). Purchaser and HP disclosed the tender offer in the Tender Offer Statement on Schedule TO initially filed by Purchaser and HP with the SEC on September 22, 2010, as amended by that certain Amendment No. 1 filed with the SEC on October 5, 2010 and that certain Amendment No. 2 filed with the SEC on October 14, 2010 (together with the exhibits thereto, as may be further amended or supplemented from time to time, the "Schedule TO"). Pursuant to the tender offer, Purchaser is offering to purchase all outstanding shares of the Company's common stock, par value $0.00001 per share (the "Shares") at a price of $43.50 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2010 (as may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer") contained in the Schedule TO. The Offer to Purchase and the related Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

        This Amendment No. 2 is being filed to reflect certain updates and provide certain additional information as reflected below.

        Item 4(b) and 4(d) are hereby amended and supplemented to add the information set forth under such item below:

Item 4.    The Solicitation or Recommendation.

  (b)
  Background of the Offer and Reasons for the Board's Recommendation.

          Background of the Offer

        As with HP, each of Company No. 1, Company No. 2, Company No. 3, Company No. 4, Company No. 5 and Company No. 6 were potential strategic corporate acquirers rather than potential financial acquirers.

        There are no persons or entities currently subject to a "standstill" or other similar arrangement that limits their ability to make a competing offer for ArcSight.

*    *    *

  (d)
  Opinion of ArcSight's Financial Advisor, Morgan Stanley.

        The second paragraph under the heading "Comparable Company Analysis" relating to Morgan Stanley's analysis of the value of ArcSight by comparison against other similar companies is hereby amended and restated in its entirety as follows:

        For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

  •
  the ratio of aggregate value to estimated revenue for calendar years 2010 and 2011 (based on publicly available consensus estimates);

  •
  the ratio of aggregate value to estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") for calendar years 2010 and 2011 (based on publicly available consensus estimates); and

  •
  the ratio of price to estimated earnings per share for calendar years 2010 and 2011 (based on publicly available consensus estimates).

        Aggregate value is calculated as the fully diluted shares outstanding multiplied by the price per share, plus the value of short-term debt, long-term debt and capital leases, minus the value of cash, cash equivalents, marketable securities, short term investments and long term investments.

        The observed statistics as of September 10, 2010 are as follows:

Comparable Company	2010E Aggregate Value / Revenue	2011E Aggregate Value / Revenue	2010E Aggregate Value / EBITDA	2011E Aggregate Value / EBITDA	2010E Price / Earnings	2011E Price / Earnings
Blue Coat Systems, Inc	1.5x	1.4x	6.2x	5.8x	14.1x	12.5x
Check Point Software Technologies Ltd	5.0x	4.6x	8.6x	8.0x	14.6x	13.4x
F-Secure Corporation	2.5x	2.3x	12.2x	10.1x	20.0x	16.0x
Fortinet, Inc	4.7x	4.2x	27.8x	22.2x	52.7x	43.6x
McAfee, Inc	1.9x	1.7x	5.9x	5.3x	11.7x	10.5x
Sourcefire, Inc	4.8x	4.0x	24.7x	18.9x	48.7x	37.1x
Symantec Corporation	1.9x	1.8x	5.4x	5.1x	10.9x	10.1x
Trend Micro Incorporated	2.4x	2.3x	7.9x	7.4x	22.9x	20.8x
Websense, Inc	2.6x	2.4x	8.2x	7.9x	16.6x	14.6x

        The third paragraph under the heading "Comparable Company Analysis" relating to Morgan Stanley's analysis of the value of ArcSight by comparison against other similar companies is hereby amended and restated in its entirety as follows:

        Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant ArcSight financial statistic. The ranges selected by Morgan Stanley were based on ArcSight's financial characteristics relative to the Comparable Companies and Morgan Stanley's judgment. For purposes of estimated calendar year 2011 revenue and earnings per share, Morgan Stanley utilized ArcSight's management forecasts (the "Management Case") and publicly available estimates, prepared by equity research analysts and available as of September 12, 2010 (the "Street Case"). To calculate an implied value per share, where applicable, Morgan Stanley incorporated

ArcSight's outstanding shares and options as of September 1, 2010. The range of financial multiples and resulting implied values per share are as follows:

        The section under the heading "Equity Research Analysts' Price Targets" relating to Morgan Stanley's analysis of the value of ArcSight by review of future public market trading price targets for ArcSight Common Stock is hereby amended and supplemented to add the information set forth below:

        The observed equity research analyst price targets are as follows:

Firm	Analyst	Report Date	Price Target
Barclays Capital	Israel Hernandez	9/3/2010	$30.00
First Analysis	Craig Nankervis	9/3/2010	$32.00
Morgan Stanley	Keith Weiss	9/3/2010	$31.00
Needham & Company	Scott Zeller	9/3/2010	N.A.
RBC Capital Markets	Rob Breza	9/3/2010	$40.00
Robert W. Baird	Steve Ashley	9/3/2010	$40.00
ThinkEquity LLC	Jonathan Ruykhaver	9/3/2010	N.A.
Wells Fargo Securities	Phil Rueppel	9/3/2010	N.A.
William Blair & Company	Jonathan Ho	9/3/2010	N.A.

        The fifth sentence under the heading "Discounted Cash Flow Analysis" relating to Morgan Stanley's analysis of the value of ArcSight based upon a discounted cash flow analysis is hereby amended and restated in its entirety as follows:

        These values were discounted to present values as of December 31, 2010 at a discount rate ranging from 10.0% to 12.0%, based on Morgan Stanley's calculation of the Company's weighted average cost of capital, which combined to result in a range of implied per share prices of $30.89 to $45.17 per share for the Management Case and implied share prices of $20.07 to $27.97 for the Street Case.

        The second paragraph (including the immediately succeeding table) under the heading "Analysis of Precedent Transactions" relating to Morgan Stanley's analysis of the value of ArcSight by comparison against other similar acquisitions is hereby amended and restated in its entirety as follows:

        For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company's closing share price on the last unaffected trading day prior to announcement; (2) implied premium to the acquired company's unaffected 30 trading day average closing share price prior to announcement; (3) the ratio of aggregate value of the transaction to next twelve months estimated revenue estimate; (4) the ratio of aggregate value of the transaction to next twelve months estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") estimate and (5) ratio of price to next twelve months estimated earnings per share. "Unaffected," in this context, refers to a target's trading day or days prior to the announcement of a sale transaction or prior to the leak of a rumor to such effect. A summary of these statistics from the transactions listed above is as follows:

Precedent Transactions Financial Statistic	Range		25th Percentile		Median		75th Percentile
Premium to 1-day Prior Closing Share Price	19%–242%		23%		35%		57%
Premium to 30-day Average Closing Share Price	26%–236%		32%		42%		49%
Aggregate Value to Estimated Next Twelve Months Revenue	3.0x–10.1	x	3.6	x	4.4	x	5.6	x
Aggregate Value to Estimated Next Twelve Months EBITDA	9.6x–89.0	x	15.3	x	16.8	x	18.8	x
Price to Estimated Next Twelve Months Earnings Per Share	17.4x–165.0	x	25.9	x	29.8	x	35.0	x

        The detailed statistics from the transactions are as follows:

Selected Precedent Transactions (Target / Acquirer)	Announcement Date	Equity Value ($MM)	Aggregate Value ($MM)	Aggregate Value / Last Twelve Months Revenue		Aggregate Value / Next Twelve Months Revenue
3Par Inc. / Hewlett-Packard Company	8/23/2010	2,349.4	2,245.1	11.0	x	8.9	x
Altiris, Inc. / Symantec Corporation	1/29/2007	1,014.4	839.0	3.9	x	3.5	x
BEA Systems, Inc. / Oracle Corporation	10/12/2007	8,473.3	7,250.4	4.8	x	4.4	x
Business Objects, SA / SAP AG	10/7/2007	6,792.2	6,470.8	4.7	x	3.6	x
Cognos, Inc. / IBM Corporation	11/12/2007	5,037.2	4,597.7	4.3	x	3.7	x
Data Domain, Inc. / EMC Corporation	7/6/2009	2,400.0	2,153.0	7.2	x	5.5	x
Hyperion Solutions Corporation / Oracle Corporation	3/1/2007	3,299.8	2,813.3	3.4	x	3.0	x
McAfee, Inc. / Intel Corporation	8/19/2010	7,677.4	6,799.5	3.4	x	3.1	x
Omniture, Inc. / Adobe Systems, Inc	9/15/2009	1,833.0	1,717.0	5.1	x	4.3	x
Opsware, Inc. / Hewlett-Packard Company	7/23/2007	1,696.1	1,622.6	15.0	x	10.1	x
Sybase, Inc. / SAP AG	5/12/2010	6,382.8	5,789.2	4.8	x	4.7	x
WebEx Communications, Inc. / Cisco Systems, Inc.	3/15/2007	3,125.3	2,780.2	7.3	x	6.1	x

Selected Precedent Transactions (Target / Acquirer)	Aggregate Value / Last Twelve Months EBITDA		Aggregate Value / Next Twelve Months EBITDA		Last Twelve Months P/E		Next Twelve Months P/E		1-day Price Premium	30-day Price Premium
3Par Inc. / Hewlett-Packard Company	133.2	x	89.0	x	275.0	x	165.0	x	242.0%	236.4%
Altiris, Inc. / Symantec Corporation	18.6	x	15.2	x	40.1	x	32.4	x	21.6%	27.9%
BEA Systems, Inc. / Oracle Corporation	17.6	x	15.9	x	NA		NA		42.3%	46.2%
Business Objects, SA / SAP AG	22.1	x	16.8	x	35.9	x	25.7	x	18.6%	33.4%
Cognos, Inc. / IBM Corporation	20.6	x	17.3	x	28.9	x	25.3	x	30.5%	39.5%
Data Domain, Inc. / EMC Corporation	NM		33.2	x	NM		74.4	x	87.0%	114.6%
Hyperion Solutions Corporation / Oracle Corporation	16.7	x	15.4	x	32.4	x	26.6	x	21.4%	26.7%
McAfee, Inc. / Intel Corporation	11.7	x	9.6	x	19.3	x	17.4	x	60.4%	52.8%
Omniture, Inc. / Adobe Systems, Inc	23.2	x	19.2	x	42.2	x	33.6	x	26.5%	45.3%
Opsware, Inc. / Hewlett Packard Company	NM		NM		NM		NM		38.6%	48.1%
Sybase, Inc. / SAP AG	14.5	x	12.9	x	36.3	x	27.1	x	56.4%	38.5%
WebEx Communications, Inc. / Cisco Systems, Inc	21.6	x	18.4	x	43.6	x	35.5	x	23.4%	25.5%

        Item 8(b) and 8(e) are hereby amended and supplemented to add the information set forth under such item below:

Item 8.    Additional Information.

  (b)
  Top-Up Option.

        If the exercise price of the Top-Up Option is paid with a promissory note, any such promissory note either shall be a demand note or shall have a stated maturity date of not more than three (3) months from the date of issue and shall bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding, as published by The Wall Street Journal, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, and may be prepaid without premium or penalty.

        As more fully disclosed in Item 1(b)—"Securities" above and under the heading "Certain Information Concerning Voting Securities" in the Information Statement attached as Annex I, the authorized capital stock of the Company includes 150,000,000 shares of Common Stock, of which, as of September 9, 2010, there were 34,764,555 shares outstanding. In addition, as of that date, there were 4,447,213 shares of Common Stock subject to outstanding options under the Company's 2007 Equity Incentive Plan, an aggregate of 3,006,175 shares subject to outstanding options under the Company's 2000 Stock Incentive Plan and 2002 Stock Plan (both of which no longer have options available for issuance), and 1,068,798 shares of Common Stock available for issuance under the Company's 2007 Employee Stock Purchase Plan. Consequently, the number of Top-Up Option Shares could not exceed approximately 106,713,259.

        As indicated above, the Top-Up Option cannot be exercised unless the Purchaser has acquired Shares pursuant to the Offer. See the second paragraph of Item 2(b) above and Section 14—"Conditions to the Offer" of the Offer to Purchase (the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, lapsed pursuant to early termination on October 1, 2010, and the applicable waiting period under the Act against Restraints of Competition, lapsed pursuant to early termination on October 13, 2010, so they are no longer conditions to the Offer). In other words, because Purchaser cannot accept Shares tendered pursuant to the Offer until the conditions to the Offer are satisfied (or, to the extent permitted under the Merger Agreement, waived), exercise of the Top-Up Option itself is likewise subject to such conditions, including, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by HP and its subsidiaries, including Purchaser, represents at least a majority of the total number of Shares outstanding on a fully-diluted basis (taking into account all Shares that ArcSight would be required to issue pursuant to the conversion or exercise of options, rights and securities that are convertible into or exercisable for Shares) as of the scheduled expiration of the Offer, and (b) the receipt of requisite regulatory approvals under the antitrust laws of Austria.

        Exercise of the Top-Up Option would permit Purchaser to complete a Short-Form Merger as discussed in "—(c) Vote Required to Approve the Merger and Delaware Law Section 253" immediately below.

  (e)
  Antitrust.

        On October 13, 2010, the Company received early termination of the mandatory waiting period under the Act against Restraints of Competition (the "Germany Act"). Accordingly, the portion of the Antitrust Condition (as defined in the Offer to Purchase) relating to the Germany Act has been satisfied.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

ArcSight, Inc.
By:	/s/ STEWART GRIERSON
Name: Stewart Grierson Title: Chief Financial Officer Date: October 14, 2010

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  Item 4. The Solicitation or Recommendation.
  Item 8. Additional Information.
SIGNATURE